UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Anebulo Pharmaceuticals, Inc.

(Names of Filing Persons (Issuer and Offeror))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

034569103

(CUSIP Number of Class of Securities)

Richard Anthony Cunningham
Chief Executive Officer
Anebulo Pharmaceuticals, Inc.
1017 Ranch Road 620 South, Suite 107
Lakeway, Texas 78734
Telephone: (512) 598-0931

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Leslie Marlow, Esq.
Melissa Murawsky, Esq.
Blank Rome LLP
1271 Avenue of the Americas
New York, NY 10020
(212) 885-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the combined Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO, originally filed by Anebulo Pharmaceuticals, Inc., a Delaware corporation (“Anebulo” or the “Company”), with the U.S. Securities and Exchange Commission (“SEC”) on December 22, 2025, as amended and supplemented on January 8, 2026 (as amended and supplemented, the “Schedule TO”) relating to the tender offer by the Company to purchase for cash up to 300,000 shares of its common stock, par value $0.001 per share (“Common Stock”), at a purchase price of $3.50 per share, to the seller in cash, less any applicable withholding taxes and without interest (the “Offer Purchase Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which was attached to the Schedule TO as Exhibit (a)(1)(B), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” This Amendment No. 2 amends the Schedule TO to (i) update Item 11 of the Schedule TO to report the preliminary results of the Offer; and (ii) to update Item 12 of the Schedule TO to include a press release issued by the Company on January 27, 2026, announcing the preliminary results of the Offer.

This Schedule TO is intended to satisfy the reporting requirements of Rules 13e-3 and 13e-4 under the Exchange Act.

The purpose of this Amendment is to amend and supplement the Schedule TO. Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in this Schedule TO, the Offer to Purchase and the other exhibits to the Schedule TO remains unchanged. This Amendment No. 2 should be read with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery, and the other exhibits to the Schedule TO.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On January 27, 2026, Anebulo issued a press release announcing the preliminary results of the Offer, which expired one minute after 11:59 p.m., New York City time, on January 26, 2026. A copy of the press release is filed as Exhibit (a)(1)(H) hereto and is incorporated by reference herein.

Item 12. Exhibits.

(a)(1)(A)*	Offer to Purchase dated December 22, 2025.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Form of Notice of Withdrawal

(a)(1)(G)	Press Release dated December 22, 2025 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 22, 2025).

(a)(1)(H)	Press Release dated January 27, 2026 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 27, 2026).

(b)	Not Applicable.

(c)(1)*	Opinion of Houlihan Capital dated December 17, 2025 (incorporated herein by reference to Annex A of the Offer to Purchase filed as Exhibit (a)(1)(A) of this Schedule TO-I).

(c)(2)*	Presentation, dated December 17, 2025 of Houlihan Capital

(d)(1)	Investors’ Rights Agreement, dated June 18, 2020, between Anebulo Pharmaceuticals, Inc. and 22NW, LP (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 filed with the SEC on April 1, 2021).

(d)(2)	Anebulo Pharmaceuticals, Inc. 2020 Stock Incentive Plan, as amended, and Form of Award Agreement thereunder (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K filed with the SEC on September 9, 2022).

(d)(3)	Form of Indemnification Agreement between Anebulo Pharmaceuticals, Inc. and each of its directors (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1 filed with the SEC on April 1, 2021).

(d)(4)	Employment Agreement, effective as of May 20, 2022, between Anebulo Pharmaceuticals, Inc. and Kenneth Cundy (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 24, 2022).

(d)(5)	Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K filed with the SEC on September 9, 2022).

(d)(6)	Executive Employment Agreement, dated October 5, 2023, between the Company and Richard Anthony Cunningham (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on October 6, 2023).

(d)(7)	Form of Securities Purchase Agreement, dated December 23, 2024, by and between the Company and the purchasers listed on the signature page thereto (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 23, 2024).

(d)(8)	Amended and Restated Loan Agreement, dated February 10, 2025 (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10 Q filed with the SEC on February 14, 2025).

(d)(9)	Amendment to the Company’s 2020 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2025).

(d)(10)*	Form of Waiver and Consent which was executed by 22NW Fund, L.P., Joseph Lawler and Nantahala Capital Management, LLC

(d)(11)*	Support Agreement dated as of July 22, 2025 by and between Anebulo Pharmaceuticals, Inc. and The Mangrove Partners Master Fund, Ltd.

(g)	Not Applicable.

(h)	Not Applicable.

107*	Filing Fee Table.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

Date: January 27, 2026

Anebulo Pharmaceuticals, Inc.

By:	/s/ Richard Anthony Cunningham
Name:	Richard Anthony Cunningham
Title:	Chief Executive Officer